FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of November 2016

Commission File Number: 001-15002

ICICI Bank Limited
(Translation of registrant’s name into English)

ICICI Bank Towers,
Bandra-Kurla Complex
Mumbai, India 400 051
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): Not Applicable

Table of Contents

Item

1. 2.	Other news IDFC Annual Investor Conference, Taj Lands End, Mumbai: Nov 18, 2016

Item 1

OTHER NEWS

Subject: Disclosure under Indian Listing Regulations

IBN

ICICI Bank Limited (the ‘Bank’) Report on Form 6-K

Pursuant to the provisions of the Indian Listing Regulations notified by SEBI, we have disclosed to the stock exchanges in India, the schedule of IDFC Annual Investor Conference held in Mumbai on November 18, 2016. At this conference, management of the Bank met the investors.

This is for your information and records.

ICICI Bank Limited ICICI Bank Towers Bandra-Kurla Complex Mumbai 400 051, India.	Tel.: (91-22) 2653 1414 Fax: (91-22) 2653 1122 Website www.icicibank.com CIN.: L65190GJ1994PLC021012	Regd. Office: ICICI Bank Tower, Near Chakli Circle, Old Padra Road Vadodara 390007. India

Item 2

IDFC Annual Investor Conference, Taj Lands End, Mumbai: Nov 18, 2016

Sr. No.	Type of meeting	Attendees: Fund/firm
1.	Group	Canara Robeco Mutual Fund
2.	Group	ChrysCapital Investment Advisors
3.	Group	Lapis India Capital Advisors
4.	Group	Axis Mutual Fund
5.	Group	Premji Invest
6.	Group	Subhkam Ventures
7.	Group	IDFC Bank
8.	Group	SBI Pension Funds
9.	Group	GeeCee Investments
10.	Group	Exide Life Insurance
11.	Group	Quest Investment Advisors
12.	Group	Westbridge Cap Partners LLC
13.	One-on-One	Birla Sunlife Insurance Company
14.	Group	JM Financial Asset Management
15.	Group	Laburnum Capital
16.	Group	Motilal Oswal AMC
17.	Group	Bajaj Allianz Life Insurance Company
18.	Group	UTI MF
19.	One-on-One	Invesco Perpetual

ICICI Bank Limited ICICI Bank Towers Bandra-Kurla Complex Mumbai 400 051, India.	Tel.: (91-22) 2653 1414 Fax: (91-22) 2653 1122 Website www.icicibank.com CIN.: L65190GJ1994PLC021012	Regd. Office: ICICI Bank Tower, Near Chakli Circle, Old Padra Road Vadodara 390007. India

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

For ICICI Bank Limited

Date: November 21, 2016	By:	/s/ Shanthi Venkatesan
	Name :	Shanthi Venkatesan
	Title :	Deputy General Manager